------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 38
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by General Dynamics Corporation and Grail Acquisition Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

                 (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications on Behalf of the
                           Persons Filing Statement)
                        ------------------------------
                                With copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on May 4, 2001 and as amended and supplemented prior to the date hereof (the "General Dynamics Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the General Dynamics Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS

     The "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and General Dynamics, the Purchaser and their Respective Executive Officers, Directors or Affiliates" section under Item 3 of the General Dynamics Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 26, 2001, the Company announced that General Dynamics and the Company agreed to terminate the General Dynamics Merger Agreement. The text of this agreement is attached hereto as Exhibit (e)(4) and is incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the General Dynamics Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 29, 2001, General Dynamics announced that it had allowed the General Dynamics Offer for all outstanding Shares of the Company to expire on October 26, 2001, at midnight E.D.T. No Shares were accepted for payment or paid for pursuant to the General Dynamics Offer.


ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


     (a)(5)(W) Text of press release issued by the Company, dated October 26, 2001.

     (e)(4) Termination Agreement, dated October 26, 2001, by and among General Dynamics, the General Dynamics Purchaser and the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                NEWPORT NEWS SHIPBUILDING INC.


                                               By: /s/ STEPHEN B. CLARKSON
                                                   ---------------------------
                                                   Name:    Stephen B. Clarkson
                                                   Title:   Vice President,
                                                            General Counsel and
                                                            Secretary


Dated: October 29, 2001

                               INDEX TO EXHIBITS

Exhibit No.           Description
------------          --------------

*(a)(1)(A)      Offer to Purchase dated May 4, 2001 (filed as Exhibit
                (a)(1)(i) to the Schedule TO of General Dynamics Corporation and Grail Acquisition Corporation filed with the SEC on May 4,
                2001 (the "General Dynamics Schedule TO") and incorporated herein by reference).

*(a)(1)(B)      Form of Letter of Transmittal (filed as Exhibit
                (a)(1)(ii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(C)      Form of Notice of Guaranteed Delivery (filed as Exhibit
                (a)(1)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(D)      Form of Letter to Brokers, Dealers, Commercial Banks,
                Trust Companies and other Nominees (filed as Exhibit
                (a)(5)(i) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(E)      Form of Letter to Clients for Use by Brokers, Dealers,
                Commercial Banks, Trust Companies and other Nominees
                (filed as Exhibit (a)(5)(ii) to the General Dynamics
                Schedule TO and incorporated herein by reference).

*(a)(1)(F)      Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9 (filed as Exhibit (a)(5)(iii) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(1)(G)      Summary Advertisement published on May 4, 2001 (filed
                as Exhibit (a)(5)(v) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(2)         Letter to stockholders from William P. Fricks dated May 4,
                2001.

(a)(3)          Not Applicable.

(a)(4)          Not Applicable.

*(a)(5)(A)      Opinion of Credit Suisse First Boston Corporation dated
                April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)      Information Statement pursuant to Section 14(f) of the
                Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)      Text of press release issued by the Company, dated May 9,
                2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.

*(a)(5)(D)      Complaint filed by Patricia Heinmuller in the Court of
                Chancery of the State of Delaware, in and for New Castle
                County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)      Complaint filed by Ellis Investments, Ltd. in the Court of
                Chancery of the State of Delaware, in and for New Castle
                County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)      Complaint filed by David Bovie in the Court of Chancery
                of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)      Complaint filed by Efrem Weitschner, in the Court of
                Chancery of the State of Delaware, in and for New Castle
                County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(H)      Complaint filed by Eric van Gelder, in the Court of
                Chancery of the State of Delaware, in and for New Castle
                County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)      Text of press release, dated May 25, 2001 (filed as Exhibit
                (a)(5)(xii) to General Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(J)      Text of press release issued by General Dynamics, dated
                June 4, 2001 (filed as Exhibit (a)(5)(xiii) to General
                Dynamics' Schedule TO and incorporated herein by reference).

*(a)(5)(K)      Text of press release issued by the Company, dated June 6,
                2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman
                Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(L)      Northrop Grumman Schedule 14D-9 filed with the SEC on
                June 6, 2001 and incorporated herein by reference.

*(a)(5)(M)      Text of the June 2001, Volume 1 edition of the For Your
                Benefit Newsletter, issued and distributed by the Company on June 6, 2001.

*(a)(5)(N)      Text of letter from Kent Kresa to William B. Fricks, dated
                June 15, 2001 (filed as Exhibit (a)(5)(I) to the Northrop
                Grumman Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(O)      Text of press release issued by Northrop Grumman, dated
                June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(P)      Text of press release issued by General Dynamics, dated
                June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)      Text of press release issued by the Company, dated
                October 4, 2001.

*(a)(5)(R)      Text of letter from Kent Kresa to William B. Fricks, dated
                October 4, 2001.

*(a)(5)(S)      Text of press release issued by the Company, dated
                October 5, 2001.

*(a)(5)(T)      Confidentiality Agreement, dated October 5, 2001, between
                Northrop Grumman and the Company (filed as Exhibit
                (e)(1) to the Northrop Grumman Schedule 14D-9 and incorporated herein by reference).

*(a)(5)(U)      Text of press release issued by the Company, dated
                October 23, 2001.

*(a)(5)(V)      Complaint filed by the U.S. Department of Justice with the
                District Court for the District of Columbia on October 23,
                2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(W)       Text of press release issued by the Company, dated
                October 26, 2001.

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001 and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit
                (d)(2) to the General Dynamics Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York
                (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001 and incorporated herein by reference).

(e)(4) Termination Agreement, dated October 26, 2001, by and among General Dynamics, the General Dynamics Purchaser and the Company.

(g)             Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(W)


[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING
                                                                  NEWS RELEASE
------------------------------------------------------------------------------
CONTACT:  Joe Fernandes - Investor Relations    Jerri Fuller Dickseski - Media
          (757) 688-6400                        (757) 380-2341


                  NEWPORT NEWS SHIPBUILDING, GENERAL DYNAMICS
                          TERMINATE MERGER AGREEMENT

          Newport News, VA, (October 26, 2001) -- Newport News Shipbuilding (NYSE: NNS) and General Dynamics (NYSE: GD) today agreed to terminate their agreement and plan of merger. The companies entered into an agreement on April 24, 2001, and a tender offer by General Dynamics was begun on May 4, 2001.

          Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at www.nns.com.



                                      ###

                                                                Exhibit (e)(4)

                             TERMINATION AGREEMENT


     This TERMINATION AGREEMENT ("Agreement"), dated as of October 26, 2001 between General Dynamics Corporation, a Delaware corporation ("General Dynamics"), Grail Acquisition Corporation, a Delaware corporation
("Purchaser"), and Newport News Shipbuilding Inc., a Delaware corporation ("Newport News Shipbuilding").

                                   RECITALS

     A. General Dynamics, Purchaser and Newport News Shipbuilding are parties to an Agreement and Plan of Merger dated as of April 24, 2001 (the "Merger Agreement"), pursuant to which Purchaser offered to purchase all outstanding shares of the common stock, par value $.01 per share, of Newport News Shipbuilding.

     B. The parties are entering into this Agreement in order to evidence their mutual agreement as to the termination of their respective rights, benefits and obligations under the Merger Agreement.

     C. NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

     Section 1. Termination. Pursuant to Section 8.1(a) thereof, General Dynamics, Purchaser and Newport News Shipbuilding hereby terminate the Merger Agreement and agree that all of their respective rights, benefits and obligations thereunder, other than Section 8.3(b) thereof, are void and of no further force or effect.

     Section 2. General.

     2.1 Entire Agreement. This Agreement constitutes the entire agreement and supersedes any previous agreements and understandings between the parties with respect to such matters.

     2.2 Governing Law. This Agreement and the legal relations between the parties will be governed by and construed in accordance with the laws of the State of Delaware without regard to the choice of law principles.

     2.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and except as provided herein, no third-party will have any right, obligation or benefit hereunder.

     2.4 Counterparts. This Agreement may be executed in one or more counterparts, which together will be considered one and the same agreement.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Termination Agreement to be duly executed as of the date first written above.

                                     GENERAL DYNAMICS CORPORATION



                                     By: /s/ David A. Savner
                                         -----------------------------------
                                         Name:  David A. Savner
                                         Title: Senior Vice President
                                                and General Counsel



                                     GRAIL ACQUISITION CORPORATION



                                     By: /s/ David A. Savner
                                         -----------------------------------
                                         Name:  David A. Savner
                                         Title: Vice President and
                                                Secretary



                                     NEWPORT NEWS SHIPBUILDING INC.



                                     By: /s/ William P. Fricks
                                         -----------------------------------
                                         Name:  William P. Fricks
                                         Title: Chairman and Chief
                                                Executive Officer